U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

Waters                          Richard                 D.
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   (Last)                            (First)              (Middle)
c/o Chase Capital Partners
380 Madison Avenue-12th Floor
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                                    (Street)

New York                        New York                10017
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   (City)                            (State)                (Zip)

10/20/99
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2.   Date of Event Requiring Statement (Month/Day/Year)


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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

NuCo2, Inc.  ("NUCO")
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4.   Issuer Name and Ticker or Trading Symbol


________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

10/  /99
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6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

Common Stock                              -0-                          N/A                 N/A
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/99)



FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Warrants                  Immed      10/31/04        Common Stock           327,869          $6.65          I              (FN 1)
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Warrants                  Immed      10/31/05        Common Stock           323,173          $6.65          I              (FN 1)
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Common Stock
(Option to Purchase)
(FN 2)                    (FN 3)     10/02/09        Common Stock           6,000           $7.25           D
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
Explanation of Responses:

(1) The amount shown represents the beneficial ownership of the Issuer's securities by Chase Equity Associates, LP ("CEA, LP"), a portion of which may be deemed attributable to the reporting person because the reporting person is a partner of Chase Capital Partners ("CCP"), which is the general partner and manager of CEA, LP. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables including CEA, LP's and CCP's internal rate of return and vesting. The reporting person disclaims beneficial ownership of the securities to the extent it exceeds his pecuniary interest.

 (2) The Option was granted to the reporting person. As a partner of CCP, Mr. Waters is contractually obligated to exercise the option at the request of, and to transfer any shares issued under the option to CEA, LP.

 (3) One third of the number of shares subject to the option are exercisable commencing October 20, 2000, one-third of the number of shares subject to the option are exercisable commencing on October 20, 2001 and the final one-third of the number of shares subject to the option are exercisable commencing October 20, 2002.



/s/  Richard D. Waters                                            6/9/00
---------------------------------------------            -----------------------
      Richard D. Waters                                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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